

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

September 30, 2008

Mr. Michael D. Parnell
Chief Executive Officer
Calypso Media Services Group, Inc.
12 North Washington Street
Montoursville, Pennsylvania 17754

> **Re:** **Calypso Media Services Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2008**
> **File No. 333-153315**

Dear Mr. Parnell:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the sale of 1,625,000 shares. Of the 5 million shares now outstanding, only 1.9 million are held by persons other than your three largest shareholders. Given the size of the offering, the proposed sales by your controlling shareholders, the absence of any trading market for your securities and the limited time period as an operating company, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is or was previously an affiliate of the company;

- Any relationships or agreements among the selling shareholders;

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Please see the Commission's website, www.sec.gov, under Division of Corporation Finance, Compliance and Disclosure Interpretations, Securities Act Rule 415, telephone interpretation number 29.

2. On page three you state that the selling stockholders will offer and sell up to an aggregate of 1,625,000 shares of your common stock, equaling approximately 32.5% of your outstanding common stock. Please also disclose what percentage these 1,625,000 shares are of the company's outstanding stock held by non-affiliates. As part of this disclosure, please provide:

- The number of outstanding shares of your common stock held by affiliates of your company, identifying each affiliate by name and listing the number of shares owned and being registered by that affiliate; and

- The number of outstanding shares of your common stock held by non-affiliates.

<u>Signature Page</u>

3. Your Form S-1 must be signed by your principal financial officer, and your controller or principal accounting officer. See Instruction 1 to Signatures in the Form S-1. If one person acts in both of these capacities, you must indicate on the signature page all of the capacities in which the person is signing the Form S-1. Please revise.

*   *   *

As appropriate, please amend your registration statement and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Louis Rambo, Legal Examiner, at (202) 551-3289, or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Leonard E. Neilson, Esq.
        Leonard E. Neilson, P.C.
        Via Facsimile: (801) 733-0800